UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CHAPARRAL RESOURCES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    159420207
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                                 (Cusip Number)

                                ASKAR ALSHINBAYEV
                     CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.
                                 SCHARLOOWEG 81
                                     CURACAO
                              NETHERLANDS ANTILLES
                                 599 9 461 6261
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 17, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 159420207

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
     Central Asian Industrial Holdings N.V.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
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3.   SEC Use Only:
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4.   Source of Funds (See Instructions): N/A
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e): [ ]
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6.   Citizenship or Place of Organization:
     Netherlands Antilles
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Number of                  7.  Sole Voting Power:  0
Shares                     -----------------------------------------------------
Beneficially               8.  Shared Voting Power: 0
Owned by                   -----------------------------------------------------
Each Reporting             9.  Sole Dispositive Power: 0
Person With                -----------------------------------------------------
                           10. Shared Dispositive Power: 0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions): [ ]
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13. Percent of Class Represented by Amount in Row (11): 0%
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14.  Type of Reporting Person (See Instructions):  CO
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CUSIP No. 159420207

This Amendment No. 1 ("Amendment No. 1") amends and supplements items 4, 5, 6 and 7 of the Statement on Schedule 13D, originally filed on May 10, 2002 (the "Original Statement"), with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc., a corporation organized under the laws of Delaware (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Other than as described herein, there is no change in the Reporting Person's responses contained in the Original Statement.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to an agreement, dated May 17, 2004 (the "Purchase Agreement"), between the Reporting Person and NRL Acquisition Corp. ("NRL"), a copy of which is included as Exhibit A to this Amendment No. 1, the Reporting Person has, for an aggregate consideration of US$23,911,884.00 (the "Purchase Price"), sold the Shares to NRL and has assigned to NRL the Warrant, the Note, and its rights and obligations under the Master Agreement and the Registration Agreement. The Warrant has been assigned pursuant to a Warrant Assignment, a copy of which is included as Exhibit B to this Amendment No. 1, and the rights and obligations under the Master Agreement and the Registration Agreement have been assigned pursuant to an Assignment Agreement, a copy of which is included as Exhibit C to this Amendment No. 1. The Purchase Price payable to the Reporting Person is payable pursuant to a promissory note (the "Nelson Note") dated May 17, 2004, a copy of which is included as Exhibit D to this Amendment No. 1, issued by Nelson Resources Limited ("Nelson"), the parent of NRL and the guarantor of NRL's obligations under the Purchase Agreement pursuant to a Guarantee Agreement between Nelson and the Reporting Person dated May 17, 2004, a copy of which is included as Exhibit E to this Amendment No. 1. The obligations of Nelson under the Nelson Note are secured by a pledge over the Shares and the Warrant, pursuant to a Pledge and Security Agreement between NRL and the Reporting Person dated May 17, 2004 (the "Pledge Agreement"), a copy of which is included as Exhibit F to this Amendment No. 1. The Shares together with the Warrant represent the Reporting Person's entire equity interest in the Company. The Reporting Person currently owns 23.2% of Nelson's common shares.

     The descriptions of all agreements referenced herein are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are included as Exhibits to the Original Statement and this Amendment No. 1.

     Pursuant to the Purchase Agreement, Nikolai D. Klinchev and John Duthie resigned from the Company's Board of Directors effective as of May 17, 2004.

     Other than as described above, the Reporting Person does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its

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CUSIP No. 159420207

subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change in the Company's capitalization or dividend policy, (f) any material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (c) Other than the transactions contemplated by the Purchase Agreement, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule 1 to the Original Statement has effected any transaction in the Common Stock since March 18, 2004.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 17, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Purchase Agreement, the Reporting Person has sold the Shares and has assigned the Warrant, the Note and its rights and obligations under the Master Agreement and the Registration Agreement to NRL for an aggregate consideration of US$23,911,884.00.

     Nelson's obligations under the Nelson Note, issued as consideration for the Shares being sold to NRL and the assignment to NRL of the Warrant, the Note, the Master Agreement and the Registration Agreement, have been secured by a pledge over the Shares and the Warrant pursuant to the Pledge Agreement. Pursuant to the Pledge Agreement, upon the occurrence of certain events of default under the Nelson Note, the Reporting Person could regain control of the ownership, voting power and investment power over the pledged Shares and the Warrant.

     Except as provided in this Amendment No. 1, none of the persons named in
Item 2 of the Original Statement has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A   -  Share Purchase Agreement, dated May 17, 2004, between Central
               Asian Industrial Holdings N.V. and NRL Acquisition Corp.*

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CUSIP No. 159420207


Exhibit B   -  Warrant Assignment, dated May 17, 2004, delivered by Central
               Asian Industrial Holdings N.V. to NRL Acquisition Corp.*

Exhibit C   -  Assignment Agreement, dated May 17, 2004, between Central Asian
               Industrial Holdings N.V. and NRL Acquisition Corp.*

Exhibit D   -  Note, dated May 17, 2004, between Central Asian Industrial
               Holdings N.V. and Nelson Resources Limited*

Exhibit E   -  Guarantee Agreement, dated May 17, 2004, between Central Asian
               Industrial Holdings N.V. and Nelson Resources Limited*

Exhibit F   -  Pledge and Security Agreement, dated May 17, 2004, between
               Central Asian Industrial Holdings N.V. and NRL Acquisition Corp.*

*    Filed herewith.

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CUSIP No. 159420207


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 2004                   CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.


                                       By:  /s/ Askar Alshinbayev
                                          --------------------------------------
                                          Name:  Askar Alshinbayev
                                          Title: Managing Director